John Keells Holdings

John Keells Holdings Limited

P.O.Box 76, 130, Glennie Street, Colombo 2, Sri Lanka.
Telephone : 306000 (10 lines) 421101 (8 Lines) Fax : 447087, 439026
e-mail : jkh@keells.com Website : www.keells.com

82-3854

02028392

March 19, 2002

02 APR 12 AM 9:51

Attn: Special Counsel Office of International
Corporate Finance
Securities & Commssions Exchange
Division of Corporate Finance
Fifth Street NW
Washington DC 20549
USA

Dear Sir/Madam,

JOHN KEELLS HOLDINGS LIMITED – INTERIM DIVIDEND

We write to advise you that the Board of Directors of this Company decided to pay an interim dividend of 10% in respect of the financial year ending 31st March 2002. The date of payment - 22/03/2002

SUPPL

Yours faithfully,
For JOHN KEELLS HOLDINGS LIMITED
KEELLS CONSULTANTS LIMITED

DIRECTOR

Encl.

PROCESSED
MAY 14 2002
P THOMSON FINANCIAL

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